Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Packaging Corporation of America Amended and Restated 1999 Long-Term Equity Incentive Plan, the Packaging Corporation of America Thrift Plan for Hourly Employees and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees of our reports dated February 16, 2009, with respect to the consolidated financial statements and schedule of Packaging Corporation of America included in its Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of internal control over financial reporting of Packaging Corporation of America filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chicago, Illinois
May 29, 2009